215 Apolena Avenue

Newport Beach, California 92662

lwcassidy@aol.com	949-673-4510

October 25, 2016

Pamela Long

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fuda Group (USA) Corporation

Amendment #8 to Registration Statement on Form S-1

File No. 333-208078

Dear Ms. Long:

Attached for filing with the Securities and Exchange Commission is Amendment No.8 to the Fuda Group (USA) Corporation registration statement on Form S-1.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated October 11, 2016 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

As mentioned in the recent telephone conversation, the land title and an invoice are supplementally attached hereto.

The Business,

Operations

1.	We note that the percentages disclosed on the second table on page 43—related to “breakdown by products for sales revenues”—do not add up to 100%. Please revise. This comment also applies to the identical table on page 70.

We have corrected the noted disclosure which now appears on pages 43 and 70 of the prospectus.

2.	With respect to your revised table at the top of page 44, please explain why the total purchase price for granite blocks and slabs for the fiscal year ended December 31, 2014 decreased from $13,539,679 to $7,892,278 in this amendment.

The total purchase price for granite blocks and slabs for the fiscal year ended December 31, 2014 decreased from $13,539,679 to $7,892,278. We believe the revised table provides more accurate and clarified information. Previously, we presented the sales amounts and quantity along with the corresponding cost of goods sold for each of the fiscal years rather than the actual purchase quantity and amount of the inventory in each of the fiscal years. The correct amount of purchases made for December 31, 2014 was $7,892,278; and the difference of $5,647,401 was the amount of purchases made during the fiscal year ended December 31, 2013. That amount was carryover to the fiscal year ended December 31, 2014 as inventory and subsequently part of the cost of goods sold for December 31, 2014 sales.

Reconciliation schedule as follows:

Form S-1 Amendment #6 Amount	13,539,679
Inventory Purchased in 2013	(5,679,351)
Ending Inventory balance at 2014	(3,843)
Other cost in 2014 unrelated to purchase price	3,172
Effect on Exchange Rate	32,621
Form S-1 Amendment #7 Amount	7,892,278

Management’s Discussion and Analysis

Liquidity and Capital Resources at December 31, 2015 and 2014

3.	We note per our discussion on October 5, 2016 that your land purchase agreements were separate agreements from the stone sale (barter exchange) agreements with the land sellers. Please tell us and disclose the original terms of the land sale agreements, including the payment terms, consideration and maturity date as well as clarify that the original agreement contemplated cash payment for the land. Please revise your liquidity section to discuss the balance of the amounts owed to the land sellers at each balance sheet date and your ability to pay cash for the remaining balances to the extent the land sellers called the obligation and required a cash payment. In this regard, Instruction 3 to Item 303(a) of Regulation S-K states that MD&A “shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.”

We have revised the noted disclosure under the liquidity section and appears on page 69 of the prospectus.

4.	Further disclose the nature of any conditional terms included in the land sale agreements to the extent applicable and supplementally provide a copy of your land sales contract.

There were no further conditional terms included in the Land Purchase and Sale agreements. The conditional terms were included in the Sales Agreement (Please refer to Comment 8 for a copy of the Sales Agreement).

A copy of the land sales contract is provided herewith.

Discussion of the Years ended December 31, 2015 and 2014

5.	We note your revised disclosure in response to comment four in our letter dated September 13, 2016. Please provide enhanced disclosure explaining why the sale of granite slabs increased from $1,193,595 in 2014 to $11,834,426 in 2015, which is a nearly ten-factor increase. Further, we note that the increase in sale of granite slabs appears to be a material trend, as you sold $7,805,804 of granite slabs in the first six months of 2016. Please ensure that you discuss all material trends, events and uncertainties that have a material impact on your operations in MD&A.

Disclosure has been added to the MD&A section and appears on page 70 of the prospectus.

6.	We note your table illustrating the breakdown by products sales revenues and barter trade. The amount you have presented under Barter Trade does not equal the amounts presented on your consolidated statement of operations. Please reconcile these amounts.

The table disclosure has been reconciled and the corrected tables appear on pages 5, 43, and 70 of the prospectus.

Discussion of Six Months ended June 30, 2016 and 2015

7.	Please disclose in further detail the steps taken to generate $8,630,590 in gold sales in the past six months, including, but not limited to:

- the quantity of gold sold;

- your ability to find buyers, and

- the time it takes from “sorting and filtering of gold mine tailing” to completing a sale.

Given that you only generated $187,989 in gold sales for fiscal year 2015, please be as specific as possible so investors can understand the current status of your gold-related operations.

Additional disclosure has been added and appears on page 74 of the prospectus.

Barter Trade Exchange, page F-39

8. We note your response to our prior comment 11 which discusses the stone sales agreements with the land sellers. Based on your response and our discussion on October 5, 2016, please revise disclosure to clarify the nature and terms of the sales agreements with land sellers which is a separate agreement from the land sale agreement. Further, tell us if your agreements with the land sellers for stone sales included not only the grade, type and unit price of the granite to be charged but a total sales amount which is agreed will be used to reduce the land sale payable previously recorded. Supplementally provide an example of a sales agreement for stones with the land sellers.

The footnote disclosure under “Barter Trade Exchange” has been revised and appears on pages F-17 and F-39 of the prospectus.

A copy of the sales agreement for stones with the land sellers is provided herewith.

Sincerely,

/s/ Lee W. Cassidy

Lee W. Cassidy

Enclosures

Sales Agreement

Land Sales Agreement

Sales Contract

Parties to the contract:

Seller (referred to as: Party A): Liaoning Fuda Mining Co., Ltd.

Buyer (referred to as: Party B): Dandong Fuda Investment Limited

Both buyer and seller on the basis of equality and mutual benefit, agree to sign this contract and adhere to the implementation of it.

This contract is entered between the buyer and seller. Subject to the terms of the contract, the buyer agrees to buy and the seller agrees to sell the following commodity:

1, the name and description of the goods

Name and specification	unit	Price (yuan)	Remarks
Granite stone material A	Ton	3900.00
Granite stone material B	Ton	3300.00
Granite stone material C	Ton	1500.00

Total: RMB (in words): One hundred and twenty seven million, four hundred and twenty four thousand and seven hundred only. (in numbers): 127,424,700

2, Quality requirements and acceptance

Natural granite. According to the state promulgated JC / T204-2001 and GB / T18601-2001 standard.

3, Packing requirements and cost

1, No packaging

2, if the other party has special requirements on the packaging, the seller will collect the fees based on situation.

4, delivery time and settlement

1, delivery time: After the signing of the contract, Party B can take delivery of goods, Party A needs to complete the order within 2 years.

2, settlement: partial delivery in batches; cash on delivery, can use cash or land to pay. (land to pay purchase date March 1, 2014, purchase order number: DDTZ-LNFD-2014-LAND. Party B needs to make payment within 15 days after goods arrival.

5. Liability for Breach of Contract

Party A's liability for breach of contract:

1, late delivery. For each overdue day, 1‰ of the liquidated damages imposed for the goods not delivered.

2, delivery not according to the quantity in the contract, and the buyer still requires the products, needs to provide the shortfall and compensate according to late delivery.

3, Failure to complete the contract task, cannot deliver goods, should compensate 2% of liquidity damages on the portion of goods not delivered.

Party B's liability for breach of contract:

1, Party B to settle payment in batches with Party A in a timely manner. If Party B is unable to settle payment on time with Party A, Party A may terminate the contract unilaterally.

2, Goods return for no reason mid way, both parties to agree base on actual situation. If Party A agrees to the return, Party B needs to compensate Party A 5% liquidated damage for a portion of goods.

6, Force Majeure:

If either Party A or Party B is unable to perform this contract due to force majeure, he shall notify the other party in a timely manner for the reason his inability to perform, defer or partial performance of the contract. After obtaining the relevant proof, this contract may be deferred or not carried out or partially carried out and in whole or part be exempted from liability for breach of contract.

7. Dispute Resolution:

In the event of a dispute, both parties should strive to settle it in a timely manner. If the negotiation fails, either party may apply to the people's court where both parties are located for legal proceedings.

This contract shall be made in duplicate. Each party shall hold one copy each. The contract shall be effective as of the date of signature of both parties. Contract expires when the contract is fulfilled.

Party A: Liaoning Fuda Mining Co., Ltd.	Party B: Dandong Fuda Investment Co., Limited
Date of signing: 03/03/2014	Date of signing: 03/03/14

Purchase and Sale Contract

Party A (Seller): Dandong Fuda Investment Co., Ltd

Party B (Buyer): Liaoning Fuda Mining Co., Ltd

I.	Rights and Obligations
Article 1	Location of land: Refer to land title

Article 2	Party A shall give all the rights to the woods and land use rights to Party B. Area 435.43, 980.40mu. The price is calculated based on the average price of the actual tree species of 90,000yuan/mu. The total value of the transfer is 127,424,700.00 yuan. Party B shall pay into the account designated by Party A. When transfer of title is complete, payment needs to be completed. Party A shall bear the expenses for the transfer and amendment of land title rights. Any related tax shall be borne by Party B.

Article 3	Party B shall, during the contracting period, manage, nurture, harvest and develop the woodlands in accordance to the guidelines of the Forestry Department.

Article 4	Party B, during the agreement period, may inherit or transfer the land use rights or woods ownership.

II.	Breach of Contract Liability
Article 5	If Party B does not timely discover the pests and rodents or disaster, does not report the findings in a timely manner, does not timely perform pest control accordingly to requirement, does not achieve the control effects, hence resulting in spreading of the situation, Party B shall be responsible for all the losses.

Article 6	In the event of natural disasters, or conflict with the law, regulations or policies, this agreement may amended or terminated in part or whole. An agreement for amendment or termination needs to be made.

Article 7	Both parties agree to indemnify the other party and pay for all the loses suffered by the other party if the party breaches the contract without any reason.

Article 8	If the existing trees are cut down for commercial purposes, the business shall notify and register with the Forestry Administrative Department and undertake the relevant formalities required by the department.

Article 9	This Agreement shall be made in duplicate. Each Party shall have one copy each.

Party A : Dandong Fuda Investment Co., Ltd	Party B : Liaoning Fuda Mining Co., Ltd
Notary Public Tong Xing Legal Justice Office

Forest, Trees and Land Status Registration Form
Danan Forest Certificate (2014) Number 0500332884
02106040701G2DYMSY09088

Liaoning Fuda Mining Co., Ltd:

According to the provisions of <<Forest Law of the People's Republic of China>>, the forest, trees and land ownership and/or right to use, has been registered and the legal rights and interests are protected by law.

Issuing authority

Stamp: Dandong City, Zhengan District, People's Government

2014(Y) April (M) 18(D)

	Owners of Forest Land	Liaoning Fuda Mining Co., Ltd	Forest Land Right to Use		Liaoning Fuda Mining Co., Ltd
	Owners of Forest and/or Trees	Liaoning Fuda Mining Co., Ltd	Owners of Forest and/or Trees		Liaoning Fuda Mining Co., Ltd
	Location	Bǎn shícūn jiǔ zǔ
	Exact Location	Luóquān bèi gōu	Forest Class	7	Sub Class	11
	Area	435.43 Mu	Trees Species	Oak/Larch
	No. of Trees	/	Forest Species	Timber Forest
	Period of forest land use	53 years	Expiry Date	2067/01/01
	Cardinal Directions	East: Bàngchuí lázi gǎng gōu
South: Shí dòng gōu
West: Fēn shuǐ
North: De biān liǎng mǐ
	Remarks :	Contract form: Other contract
For subclass 11-14/16/17
Year 2007 Gold Mine Office bǎn shí cūn forest resources distribution map: K-51-141-(43)

Certification Authority
		Certifiying Person: Wang Hai Bo		Stamp: Dandong City, Zhengan District, People's Government Seal
		2014-4-18		2014-4-18

COMMERCIAL INVOICE

Liaoning Fuda Mining Co.,LTD			INVOICE #:	FDTZ12-9
Floor 12,No.100 Jinjiang Street,Dandong City, Liaoning Province			DATE:	141230

Bill To 客户信息
Dandong Fuda Investment Co., Ltd
Dandong City, Room 1901, Jingjang 100

Item Description	Quantity	Unit	Unit Price	Amount

201411 Granite Stone Grade A 402.31MT	402.31	MT	¥3,900.00	¥1,569,000.00

			Total:	¥1,569,000.00
Approved By : Chi Ming Xi